athenahealth

2018
Investor Summit

February 15, 2018

athenahealth

Welcome to our Investor Summit



Dana Quattrochi
Investor Relations

agenda

Opening and Closing Remarks
Jonathan Bush • *Chief Executive Officer*

Financial Expectations
Marc Levine • *Chief Financial Officer*

Technology and Platform Strategy
Prakash Khot • *Chief Technology Officer*

Core Services Strategy
Kyle Armbrester • *Chief Product Officer*

Network Services Strategy
Jonathan Porter • *SVP Network Services*

Fireside Chat
Tim O'Brien, *CMO* • Paul Merrild, *SVP Sales* • Bret Connor, *SVP Customer Success*

Safe Harbor Statement

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements reflecting athenahealth, Inc. ("athenahealth" or "we") management's expectations for: future financial and operational performance and operating expenditures; expected growth, including total addressable market, expansion of the network and the related network effect, anticipated revenues, profitability, and bookings; market trends and business outlook, including fiscal 2018 guidance; the anticipated benefits of our service offerings and plans and timelines for developing and expanding those offerings, including expansion and deepening of our services, and market expansion; the anticipated benefits of our investments on our revenue growth, profitability and cash flow; near- and long-term goals for our growth and profitability priorities; marketing and sales plans, strategies, and trends; and cultural, operational, and organizational goals and initiatives, including support for the full continuum of care, continued cost cutting initiatives, scale operations and improve efficiency, investments to support our strategies, improve cost of bookings, help our clients grow their market share, and our focus in 2018; the impact of new accounting pronouncements and tax reform; as well as statements found under our reconciliation of Non-GAAP financial measures included within this presentation. Such statements do not constitute guarantees of future performance, are neither promises nor guarantees, and are subject to a variety of risks and uncertainties, many of which are out of our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: our highly competitive industry and our ability to compete effectively and remain innovative; the development of the market for cloud-based healthcare information technology services; changes resulting from a change in administration in the United States; changes in the healthcare industry and their impact on the demand for our services; our ability to effectively manage our growth; the impact of implementation of our strategic plan to improve operational efficiency; our ability to protect our intellectual property; current and future litigation, including for intellectual property infringement; our dependence on third-party providers; risks and costs associated with our worldwide operations; our ability to attract and retain highly skilled employees; our ability to successfully implement any transitions in our management; our fluctuating operating results; our ability to retain our clients and maintain client revenue; our tax liability; our variable sales and implementation cycles; the timing at which we recognize certain revenue and our ability to evaluate our prospects; defects and errors in our software or services, or interruptions or damages to our systems or those of third parties on which we rely; a data security breach; limitations on our use of data; the effect of payer and provider conduct; the failure of our services to provide accurate and timely information; changes in government regulation and the costs and challenges of compliance; the potential for illegal behavior by employees or subcontractors; and the price volatility of our common stock. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise the information contained in this presentation, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. For additional information regarding these and other risks faced by us, please see the disclosures contained in our public filings with the Securities and Exchange Commission, available on the Investors section of our website at http://www.athenahealth.com and on the SEC's website at http://www.sec.gov.

Use of Non-GAAP Financial Measures

In our press releases, conference calls, slide presentations, or webcasts, we may use or discuss non-GAAP financial measures, as defined by Regulation G. The GAAP financial measure most directly comparable to each non-GAAP financial measure used or discussed herein, and a reconciliation of the differences between each non-GAAP financial measure and the comparable GAAP financial measure, are available within this presentation and within our public filings with the Securities and Exchange Commission, available on the Investors section of our website at http://www.athenahealth.com.

athenahealth

Opening Remarks



Jonathan Bush
Chief Executive Officer

We are now – and have always been– building the platform for healthcare.


Our purpose
unleashing our collective potential
to transform healthcare
athenahealth


Our purpose
We are the enabler
It's not just about us – it's about everyone
unleashing our collective potential
to transform healthcare
We're changing the industry
athenahealth


Our purpose
Open up
the network…
…multiply
its intelligence…
…and free people
to do what matters
athenahealth

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network	Multiply intelligence	Free people to do what matters

Our Fundamentals

People	Culture	Tech

Our Results

Revenue growth	Operating results	Managed risk

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network	Multiply intelligence	Free people to do what matters



$ $ $
$ $
$
Free
Ease of entry
CLIENT VALUE

Our Fundamentals

People	Culture	Tech

Our Results

Revenue growth	Operating results	Managed risk

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network	Multiply intelligence	Free people to do what matters



Big data sets
X1
X2
X3
X4
Business & experience outcomes

Our Fundamentals

People	Culture	Tech

Our Results

Revenue growth	Operating results	Managed risk

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network	Multiply intelligence	Free people to do what matters

Automation Cycle



Innovation
Direct
Analyze
Automate
Outsource

Our Fundamentals

People	Culture	Tech

Our Results

Revenue growth	Operating results	Managed risk

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network

Multiply intelligence

Free people to do what matters

Our Fundamentals

People

Teach healthcare and "agile"

Culture

Simple
Candid
Relevant
Edgy

Tech

Microservices
Real-time intelligence
Debt discipline

Ou

Revenue growth

Operating results

Managed risk

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network

Multiply intelligence

Free people to do what matters

Our Fundamentals

People

Culture

Tech

Our Resu

7-13%

Revenue growth

16-17%
operating income

Operating results

Diversify revenue through new services and markets

Managed risk

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network	Multiply intelligence	Free people to do what matters

Our Fundamentals

People	Culture	Tech

Our Results

Revenue growth	Operating results	Managed risk

In order to achieve our vision, we will invest in three growth markets over the next five years.



MARKET OPPORTUNITY
Horizon 1:
The Doctor in Practice
1999
TIME
TODAY

PLATFORM FOUNDATION
Microservices • Scale • Performance


MARKET OPPORTUNITY
Horizon 1:
The Doctor in Practice
Horizon 2:
Hospitals & Ancillaries
Horizon 3:
Employers & Payers
TIME
ONE-TO-TWO YEARS
TWO-TO-FOUR YEARS
FOUR-TO-FIVE YEARS
PLATFORM FOUNDATION
Microservices • Scale • Performance



athenahealth

Financial Expectations



Marc Levine
Chief Financial Officer

2017 financial and operational highlights

Total Revenue	**GAAP/Non-GAAP OP Inc[1]**	**Operating Cash Flow**
$1.220B	**$71M/$175M**	**$241M**
13% YoY Growth	5.8%/14.3% of Revenue	32% YoY Growth
Collector Providers	**Discharge Bed Days**	**Covered Lives**
111K	**73K**	**3.3M**
15% YoY Growth	>500% YoY Growth	48% YoY Growth

[1] See non-GAAP reconciliation tables included in the appendix to this presentation as well as in the 2/1/18 press release.

While we remain focused on growth, we see opportunity for operating income expansion



Revenue $Millions
$1,550
$1,350
$1,150
$950
$750
$550
$350
$150
($50)
Operating Income $Millions
$290
$240
$190
$140
$90
$40
$(10)
$1,310 to $1,380
$210 to $235
$108
to
$152
2007 (IPO)
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Guidance1
GAAP Operating Income
Non-GAAP Operating Income
Revenue

Note: These estimates reflect our current operating plan as of February 15, 2018, and are subject to change as future events and opportunities arise. Furthermore, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

[1] See non-GAAP reconciliation tables included in the appendix to this presentation as well as in the 2/14/18 press release.

Our large installed base of recurring revenue provides a foundation for future growth and margin expansion



% Share of 2018 Revenue Budget
3%
2%
5%
90%
Existing client base
Backlog
To be sold & implemented
Epocrates

Key Assumptions

Existing Client Base

Client Retention
Utilization
Client Ramp

Backlog & Bookings

1H 2018 Bookings
Implementation Timelines

Note: These estimates reflect our current operating plan as of February 15, 2018, and are subject to change as future events and opportunities arise. Furthermore, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

Based on the investment opportunity horizon, we'll seek an optimal balance between revenue growth, operating margin, and free cash flow

Continuously identify and generate **operating efficiencies across the business**



1
2
3

Carefully select investments with: **high return and high growth contributions**

Focus and flawlessly **deliver the select strategic initiatives**

We plan to increase investment in Research & Development to support our near term product and technology initiatives


Cash Research & Development
250
200
150
100
50
-
$Millions
2017
2018 Budget
Other
Network Services
Platform and Artificial Intelligence
Core Services Expansion and Depth

	2017	2018 Budget
Cash R&D as % of Revenue	15.4%	~17%

Note: These estimates reflect our current operating plan as of February 15, 2018, and are subject to change as future events and opportunities arise. Furthermore, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

Despite increased investment in Research & Development, we expect profitability to improve significantly in fiscal year 2018



250
200
150
100
50
0
-50
$Millions
2015
2016
2017
2018 Guidance1
(midpoint)
GAAP Operating Income
Non-GAAP Operating Income

	2015	2016	2017	2018 Guidance (midpoint)
GAAP Operating Margin	(0.4%)	2.5%	5.8%	8% - 11%
Non-GAAP Operating Margin	10.3%	12.2%	14.3%	16% - 17%

Note: These estimates reflect our current operating plan as of February 15, 2018, and are subject to change as future events and opportunities arise. Furthermore, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

[1] See non-GAAP reconciliation tables included in the appendix to this presentation as well as in the 2/14/18 press release.

We will expand operating leverage through a combination of revenue scale and net expense savings



Non-GAAP Operating Margin
12.2%
+210 bps
14.3%
+170-270 bps
16% - 17%
+ Revenue scale
+ Workforce reductions
+ Direct & Indirect Spend Initiatives
+ Revenue scale
+ Workforce reductions
+ Direct & Indirect Spend Initiatives
+ Real Estate
- Compensation
- R&D Investment
- Client Work Reduction Initiatives
2016
Net Expense Savings
2017
Net Expense Savings
2018 Guidance[1]

	2016	Net Expense Savings	2017	Net Expense Savings	2018 Guidance[1]
GAAP Operating Margin	2.5%		5.8%		8% - 11%

Note: These estimates reflect our current operating plan as of February 15, 2018, and are subject to change as future events and opportunities arise. Furthermore, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

[1] See non-GAAP reconciliation tables included in the appendix to this presentation as well as in the 2/14/18 press release.

Our fiscal year 2018 growth and profitability expectations…

Fiscal Year 2018 Expectations

Financial Measures	
GAAP Revenue	$1,310 million - $1,380 million
GAAP Operating Income	$108 million - $152 million
GAAP Operating Margin	*8% - 11%*
Non-GAAP Operating Income[1]	$210 million - $235 million
Non-GAAP Operating Margin[1]	*16% - 17%*

Note: These estimates reflect our current operating plan as of February 15, 2018, and are subject to change as future events and opportunities arise. Furthermore, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

[1] See non-GAAP reconciliation tables included in the appendix to this presentation as well as in the 2/14/18 press release.

Expected Impact of the Adoption of ASC 606 on our results

Revenue

- Seasonality may change as revenue will be dependent on claims to be submitted vs. collections
- Upon adoption, elimination of deferred revenue will not have a significant impact
- No new “upfront” revenue that certain software and hosted software companies may have

Operating Income

- Defer certain commissions costs for 12 years
- Defer certain professional services set-up costs (pre-go-live) for 12 years

Balance Sheet

- Increased capitalized long-term assets for deferred commissions & professional services set-up costs
- Decreased deferred revenue for non-refundable up-front fees previously deferred for 12 years

Expected Impact of Tax Reform on our results

Non-GAAP Tax Rate

- 2017: **40%**
- Expected for 2018: **25%**

As primarily a domestic company, many of the major impacts of the tax reform will not significantly impact us

Our Tax Provision & Cash Taxes Paid

- We have historically paid a nominal amount of taxes
- Due to our cost reduction initiatives – outside of the impact of this reform – we will begin to pay a higher level of cash taxes
- We estimate 2018 cash taxes of ~**$5M - $10M**

Key Takeaways

- Plan to strike an optimal balance between **revenue growth, operating income, and free cash flow**
- Committed to executing with **greater discipline, clarity, and consistency**
- Well positioned to drive **long-term profitable growth and enhance shareholder value**

Presentation Break

Technology & Platform Strategy



Prakash Khot
Chief Technology Officer



The promise of the platform

WE ARE COMMITTED TO:

Opening up the network

Multiplying its intelligence

Freeing people to do what matters

IN THE PURSUIT OF DELIVERING A PLATFORM FOR HEALTHCARE THAT IS:

Fast, scalable, cost efficient, resilient, collaborative, and infinite in possibilities.

105,844,599

Patients since 2000

124,438,549

Patient visits in 2017

9,951,931,138

Interface transactions in 2017

175,388,270

Clinical orders processed in 2017

91,872,238

Prescription orders processed in 2017

34,357,288

Lab result orders processed in 2017

1,452,196

Epocrates unique users in 2017

90%

Document classifications performed with machine learning in 2017

190%

Increase in “ready for release” features since March 2017

2017 was – by the numbers – athenaNet's best year ever

but from a technology and platform perspective, that's not the whole story.

The healthcare internet vision demands the availability of intelligent and networked enabled services

	PRE-VISIT		VISIT		POST-VISIT		ON-GOING	
OUR PROJECT	**Provider and Practice Enrollment**	**Acquisition and Scheduling**	**Registration and Check-in**	**Intake and Exam**	**Ordering and Referring**	**Claims and Payments**	**Care Coordination**	**Automation and Insight**
The healthcare internet vision	LinkedIn for doctors	OpenTable for healthcare	TripIt Organize your travel for appointments	facebook for patients	UBER for referrals	venmo for claims	slack for care teams	autopilot for care delivery
CURRENT STATE	Faxes and forms	Phone tag and appointment requests	Clipboards and photocopies	Documents and Templates	Business cards and print outs	Batches and errors	Letters and scans	BPOs and reports

Despite athenaNet’s success, our applications are still only *semi-automatic*

Our outstanding year required the support of:

4,238+	**4,438+**	**endless**
Engineers, product managers, customer success and operations athenistas	Business Process Office workers	Efforts for transparency

Modern systems demand distributed data models that can support growing network effects


athenaNet
Table Space 1
Table Space 2
Table Space 3
Table Space …

athenaNet
2004


Application server
Application server
Database server
Database server
Practice1
Practice N
Practice1
Practice N

athenaNet
2005



Browser
Internet
Redundant
content switches
Load-balanced
proxy server pool
(Apache / mod_proxy / mod_ssl)
•Encrypt / decrypt
•Proxy to correct app server pool
•Static document serving
Separate
load-balanced
app. server pools
(Apache / mod_perl)
. . . Etcetera . . .
Individual practice
databases (schemas),
grouped together on
DB instances ("stacks")
(Oracle)
"Stack 2"
"Stack 3"
. . . "Stack n" . . .
"Root" stack – data common
across all practices (e.g.
payor information, rules).
Read-only copy "snapshotted"
to all the other DB instances

athenaNet

2013


athenahealth
athenaNet Systems Architecture
Including Edge Systems
Internet
Interface Servers
Load Balancer
Static Pool
webstatic100
webstatic101
Misc
Payer Site
ODS
AthenaX Web
Web Pool 2
web102
web103
web104
web105
PCI Webs
pciweb10
pciweb11
Surge Pool
websurge100
websurge102
websurge101
websurge103
Sugar
Webs, DBs
devro
DB2
Rabbit MQ
MemCache
Job Servers
jobXXX
logjobXXX
clinocrXXX
abbyocrXXX
FileCloud Pool 2
fcweb10
fcweb11
Communicator
Webs, DBs, Dialers, FS, Jobs, SIP Proxies
Fuzzies
Webs, DBs, Kryptons
Fax Servers
faxfsa101
faxfsa201
Barcode Pool
barcode10
barcode16
athenahealth confidential
Infrastructure
Scribe, Nagios, Bastion, Deployment, Names, Puppet, Cobbler

athenaNet
2015


Internet Traffic
MDP Partners
Internet Traffic
Mobile Apps
Internet Traffic
Athena Clients
Internet Traffic
Patients
MDP Stack
Mashery
Netscalers
Netscalers
memcached
Netscalers
Core athenaNet
Ecosystem Web Pool
Core athenaNet stack
athenaNet Web Pools
DB1 Pool
athenaNet Web Pools
Interface Boxes
athenaNet
Oracle DB
DB1
athenaNet
Oracle DB
DB2
athenaNet
Oracle DB
DB3
athenaNet
Oracle DB
DBn
Job Boxes
RabbitMQ
Servers
CCP Stack
PCI Web Pool
Communicator Patient Portal
Patient Portal Web Pool
Collector Operations
Communicator Operations
Barcode Decoder
(Windows)
Rightfax Servers
(Windows)
Dialogic Dialers
(Windows) |
audiocodes
PSTN
PMQDB
DialerDB
audiocodes
Communicator Outbound Services
PSTN
Third Party Services
Misc Third Party Web
Services
Sugar Stack
Sugar Web Pool
MySQL SugarDB
High Level athenaNet System Diagram
(Interactivity Flow)
Corporate Systems

athenaNet
TODAY



We launched a transformation last year that we've already made great progress against

1 Migrate to microservices architecture	2 Adopt mobile and social, purpose-built apps	3 Adopt a progressive Agile culture and process	4 Complement private cloud with public cloud	5 Adoption of open source technologies to build new capabilities
6 Enable developers to adopt choice of programming languages and frameworks	7 Test-driven development	8 Adopt a container-based deployment architecture	9 Evolve towards a true bottoms-up product and R&D culture	10 Sustained investment in platform

We launched a transformation last year that we've already made great progress against

1

Migrate to microservices architecture

2

Adopt mobile and social, purpose-built apps

- athenaClinicals mobile
- athenaWell
- athenaCapture

3

Adopt a progressive Agile culture and process

4

Complement private cloud with public cloud

- Microsoft Azure
- amazon web services

5

Adoption of open source technologies to build new capabilities

- docker
- cassandra
- Jenkins
- kafka

6

Enable developers to adopt choice of programming languages and frameworks

8

Adopt a container-based deployment architecture

Continuously re-platforming athenaNet remains a paramount initiative

- “Serengeti” platform division is functional and fully staffed
- Established a well understood Platform definition
- **Established and executed on a transformational strategy**
- Bootstrapped and built several foundational and domain microservices
- The first 10 microservices will see daylight and significant adoption during 2018

2017

2018

CURRENT STATE


RIP
IDEAS (ALPHA)
BUILD NET-NEW (BETA/GA)
ENHANCE/NURTURE (GU)
TO DEPRECATE (SST)
DEPRECATED (RTD)
ONGOING RE-PLATFORMIZATION

FUTURE STATE

We are prioritizing and categorizing services based on:
- Risk
- Resiliency
- Performance
- Expansion
- Innovation


RIP
IDEAS (ALPHA)
BUILD NET-NEW (BETA/GA)
ENHANCE/NURTURE (GU)
TO DEPRECATE (SST)
DEPRECATED (RTD)
ONGOING RE-PLATFORMIZATION

We already have a diverse portfolio of microservices planned for 2018 and beyond



Data Fabric
MARCH 2018
Care Mgmt as a Service
JULY 2018
Workflow as a Service
MARCH 2019
Data Exchange
MARCH 2018
Ordering
2019
Task Mgmt
MARCH 2018
Authorization Management
2018
Network Directory
MARCH 2018
Quality Mgmt as a Service
NOVEMBER 2018
AI as a Service
2019
Identity and Access Mgmt
MARCH 2018
Coding
2018
Data Lake
JULY 2018
Doc Processing automation
MARCH 2018
Patient-Centric Data Vault: 2019
Messaging
MARCH 2018
Scheduling Service
JULY 2018
Lab Information Systems
2019
Foundation
Domain
Ideas

We are dramatically boosting R&D efficiency as we develop across the platform

QUALITY MANAGEMENT AS A SERVICE

7x
greater efficiency in R&D

60+%
reduction in people cost



FLU SHOT ATTESTATION
Submit

"One Patient, One Measure, One Status"



George MILLER



We are generating true network effect in our services built on top of our provider and patient networks

SCHEDULING SERVICE



athenaNet
External hospital system
External ambulatory system
APIs, widgets, and other interfaces
Scheduling Enterprise Connector Framework
Booking Service
Availability Service
Prediction Service
Scheduling Data Store
RESILIENCY
COST
SCALE

We are using machine learning to take on work at scale, while delivering the most cost-effective and efficient services


AUTOMATED SERVICES
DOCUMENT SERVICES
INBOX
DISCHARGE SUMMARIES
CLAIM PROCESSING
POSTING
Split
Categorize
Data Capture
Select
QA
Clinical Data Entry
Reconcile
Data Science Client API (Perf)
API Gateway
Load Balancer
Serving Cloud
(athena prod/DCOS or AWS)
REST API Servers
athena.intelligence designed, configured, & maintained
Kafka Data Queue
Request 1
Request 2
:
Request n
Result Writer
Prediction Engine (Python)
Trained ML Model
ML Model Store (Artifactory or S3)

The platform will foster an architecture of collaboration



…which will enable the creation of the healthcare internet

	PRE-VISIT		VISIT		POST-VISIT		ON-GOING	
OUR PROJECT	**Provider and Practice Enrollment**	**Acquisition and Scheduling**	**Registration and Check-in**	**Intake and Exam**	**Ordering and Referring**	**Claims and Payments**	**Care Coordination**	**Automation and Insight**
The internet of Healthcare VISION	LinkedIn for doctors	OpenTable for healthcare	TripIt (Organize your travel) for appointments	facebook for patients	UBER for referrals	venmo for claims	slack for care teams	autopilot for care delivery
YEAR END 2018 STATE	2018 National Provider Directory	2018 National Calendar Service	Clipboards and Photocopies	Documents and Templates	2019 Orders as a Service	Batches and Errors	2018 300K+ Epocrates providers with access to coordination	2020 AI as a Service


The age of the platform
WE ARE COMMITTED TO:
Opening up the network
Multiplying its intelligence
Freeing people to do what matters
IN THE PURSUIT OF DELIVERING A PLATFORM FOR HEALTHCARE THAT IS:
Fast, scalable, cost efficient, resilient, collaborative, and infinite in possibilities.

Core Services Strategy



Kyle Armbrester
Chief Product Officer

Core Services is focused on executing against our commitments and delivering results

Our purpose

unleashing our collective potential to transform healthcare

Our Commitments

Open the network	Multiply intelligence	Free people to do what matters

Our Fundamentals

People	Culture	Tech

Our Results

Revenue growth	Operating results	Managed risk

Open Up The Network

1 We are breaking down data silos and driving enhanced connectivity across health systems, while also doubling our hospital services footprint

Multiply Intelligence

2 We are increasing client market share using network insights

Free People To Do What Matters

3 We are doubling Value Per Visit by taking on significant additional work from clients' plates

Open Up
The Network

1

We are breaking down data silos and driving enhanced connectivity across health systems, while also doubling our hospital services footprint

Network Depth

Extend native customers on the network

Network Expansion

Make it easier to connect to the network

We are expanding across the continuum through both enhanced connectivity to legacy incumbents and full system displacement at the lower end of the market



21%
(208 accounts)
36%
(119 accounts)
Over half of large national health systems are Epic or Cerner shops
Epic
Cerner

2016 Standalone Acute Community Hospital Decisions

n=74 standalone acute care hospital wins, 1-200 beds



athenahealth
46%
Epic
15%
Cerner Millennium
23%

Allscripts	3%
CPSI Evident	3%
MEDHOST	1%
Meditech	6%
Various	3%

Source: “US Hospital EMR Market Share 2017: Decision Energy Shifts to the Small Market,” April, 2017. www.KLASResearch.com

We are expanding our interoperability coverage across the continuum

% sites accessible by Patient Record Sharing out of known sites eligible to be accessible by Patient Record Sharing


athenahealth
Via CommonWell
Cerner
Via CommonWell
Epic
Via Carequality
96%
68%
22%
31%
22%
13%
72%
3%
2017
2016
2015
0%
20%
40%
60%
80%
100%

Note: 1) athena & Epic reported on organization level while Cerner is reported on a facility level; 2) Cerner numbers are self-reported; and 3) Cerner & Epic include ambulatory sites
*Epic 2017 numbers are from Jan 2018.

Adventist HEALTH SYSTEM

athenahealth Cerner

“ Our physician technology satisfaction scores have significantly increased since we implemented athenaClinicals, replacing NextGen and Cerner ambulatory EHRs. The transition to athenaClinicals was rapid and smooth, physician adoption has been strong, and the physicians are actively leveraging the integration between athenaClinicals and Cerner inpatient.”

- Bryan Stiltz, SVP, Physician Enterprise, Adventist Health System

Interoperability expansion will enrich the network intelligence feeding into our clinical workflows both on desktop and mobile

Clinicals Timeline

Intelligent navigation of patient information



Search
Time
Type
Allergies
Problems
Meds
Vaccines
Vitals
Results
Encounter Summary, Everlast Health
05-25-2017
Mary Jones, General Medicine
Consult 15
05-17-2017
OPEN
No diagnoses or orders
order group
05-15-2017
James Gregory, Internal Medicine
malaria

Epic information via Carequality

Epocrates branded

Intelligent, virtual medical assistant



"Hey Mira ... When was the last HbA1c for this patient?"

Cerner Information via mObjects, CCL, and CommonWell



Reduces charting time by **30%**

Powered by machine learning and natural language processing

Single pane of glass between inpatient and outpatient

In 2017, we continued significant strides in our hospital segment and were recognized by KLAS as a category leader for 2018


KLAS
CATEGORY LEADER
ACUTE CARE EMR
(COMMUNITY HOSPITAL)
2018



47.8 Hospital NPS

62 Hospitals Live

14 Showcase Accounts

" Within just a few short months of going live on athena's cloud platform, we exceeded our expectations with a **75 percent increase in cash collections over baseline**. For the first time ever, we're fulfilling every single behavioral Meaningful Use measure and are on track to attest successfully in 2017."
– Brad Huerta, CEO, Lost Rivers

" When we first partnered with athena, our time in **accounts receivable was close to 100 days**—now, thanks to increased efficiencies in our revenue cycle, it's down to 44."
- Kimberly Dalrymple, CFO Cascade Medical Center

Source: "2018 Best in KLAS: Software and Services Report," January, 2018. www.KLASresearch.com

Our cash flow success is resonating in market - while our other key revenue cycle metrics show continued improvement and stability

	2016	2017	Change
Cash flow as a % baseline trend	103%	106%	3% increase
Discharged Not Final Billed (DNFB) Median	14.7 days	11.5 days	22% decline
Days Accounts Receivable (DAR) Median	59.0 days	54.7 days	8% reduction

Multiply Intelligence

2

We are increasing client market share using network insights

49% of provider executives said revamping the patient experience is one of their organization’s top three priorities over the next five years. Many already have or are building the role of chief patient experience officer.

PwC Health Research Institute
Top health industry issues of 2018: A year for resilience amid uncertainty

Roughly **42 percent** of commercially insured Americans are enrolled in a HDHP with an annual deductible of $1,300 or more.

Deloitte 2017 Survey of US Health System CEOs
Deloitte Center for Health Solutions



47%

click thru rate on care gap outreach messages

athenahealth

INDUSTRY AVERAGE 26%

13%

Flu vaccine outreach led to 13% care gap closure in just one month

27%

scheduling rate for Medicare Annual Wellness Visit

athenahealth

INDUSTRY AVERAGE <10%

$46M

In incremental client revenue driven through Medicare Annual Wellness Outreach (~450k patient scheduled)

Source: athenahealth

Through intelligence-driven outreach campaigns, we are taking on the work for providers to target and engage patients who should schedule a visit



Campaign
Q1
Q2
Q3
Q4
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Communicator Triggers
ReminderCall
SEGMENTATION
Self-Pay
CONTENT/DESIGN
SEGMENTATION
Guest Pay
BETA: CONTENT
SEGMENTATION
Appointment Confirm.
SEGMENTATION
OM Campaigns Optimizations
MAWV
Colon Cancer
CONTENT/DESIGN
Breast Cancer
CONTENT/DESIGN
Diabetes Gaps
CONTENT/DESIGN
AWO/CGO
Annual Wellness Visit
TIMING, MODES, CONTENT
Well Child Visit
CONTENT/DESIGN
HPV Vaccine
Recommended Vaccine
CONTENT/DESIGN
Flu Vaccine
CONTENT/DESIGN
Existing Ongoing Comm.
Comm. Beta Group Experimental Testing
Pop Health Clients Experimental Testing
AWO Clients Experimental Testing
GA

https://www.advisory.com/research/care-transformation-center/care-transformation-center-blog/2018/01/mssp

Free People To Do What Matters

3

We are doubling Value Per Visit by taking on significant additional work from clients' plates

While EHR adoption is at an all time high, so is provider burnout from increasing administrative burden and general system fatigue



EHR Adoption
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2005
2007
2009
2011
2013
2015
Any EHR
Basic EHR



Growth of Physicians and Administrators
1970-2009
3500%
3000%
2500%
2000%
1500%
1000%
500%
0%
>50% physician time spent on EHR and administrative work
54% internal medicine physician report being burnt out
1970
1975
1980
1985
1990
1995
2000
2005
2009
Physicians
Administrators
Percent growth in U.S. healthcare spending per capita

Sources: https://dashboard.healthit.gov/quickstats/pages/physician-ehr-adoption-trends.php. AAMC, Medscape, Accenture and Merritt Hawkins

In response, we're focused on reducing work from providers, and completed foundational work in 2017 to measure and project the impact we can drive

Time Motion Study

23.5k

data points collected from initial study thus far to baseline time for users to complete common tasks

Workflow Heuristics

609

experience design opportunities identified from an audit of 55 workflows in athenaNet

Path to Dramatic Value Expansion

2x

value per visit from our core services

Time on Task | Simplicity and Efficiency

We have good line of sight on the investments we need to make to double value per visit over the next 2 years



athenaOne Value Per Visit
$$$$$
$$$$
$$$
$$
$
-
Collector
Clinicals
Communicator
+150%
+50%
+67%
Current
2018
2019

We are driving work reduction through service depth and expansion, yielding an uptick to value per visit

Overpayments
Live across the base

- Causes ~40% of Posting cases each year
- **Reduces an average of 5 hours per provider per year**
- One initial Enterprise client was able to eliminate 11 FTE because of this shift

Coding-Related Denials
Live across base in Q1 2018

- We address these claims 6 days faster than our clients
- **Yields $25 more revenue per resubmitted claim**
- Reduces an average of 2 hours per provider per year

Authorization Mgmt
Live and expanding in 2018

- ~70M authorizations per year, 7 mins per phone authorization
- Physicians loathe this work: “This is a godsend” - Lost Rivers
- **Contributes to athena’s TCO by alleviating 0.5 FTE of client work per provider**

Launching for hospitals in 2018, further expanding in 2019

Coding
Underway

- 44% of rural hospitals cited Coding as top tech issue impacting organizational revenue
- Takes current clients as long as 4 days
- Small community hospitals spend an average of $65,000 per year on salary for a coder

Source: “Addressing Prior Authorization Issues”, AMA, 2016.

In 2018, we are doubling the document services processing for our providers and staff at no additional cost to them, and at less cost to us

Our providers **receive 120M+** paper documents that come through fax, mail, and in-person visits

We've applied machine learning to document processing steps – seeing **automation rates up to 90%**

As a result, we've **driven down unit costs**, creating scaling capacity to take on 100% of documents for less spend

2017

110 hours saved per provider

3.2 minutes saved per visit

- Eliminated millions of hours of fax processing
- Dark launched machine learning to prove up to 90% automation rates on doc processing steps

EOY 2018

200 hours saved per provider

5.9 minutes saved per visit

- Will take on 100% of documents from clients, expanding to cover those generated inside a practice as well, doubling what we process today

We are removing the work to find, engage, and collect from patients

Patient Outreach and Scheduling

Current Value Per Visit: **$0.49**
Expanded Value Per Visit**: $1.74**

CHALLENGE

15% average care gap closure rate for call centers.

SOLUTION

Patient outreach services – optimization strategies are showing uptick in self-check in rates

Web scheduling – recent campaigns showed a 30% increase in web scheduled appointments, **saving an estimated 300 hours of staff time**

Patient HPI/ROS (History of Present Illness/Review of Systems)

Current Value Per Visit: **$0.50**
Expanded Value Per Visit: **$1.50**

CHALLENGE

5 minutes of staff time spent documenting for ROS per patient.

SOLUTION

Digital check-in allows for electronic HPI/ROS documentation by the patient (alpha by end of 2018, live in early 2019)



7. Current Symptoms
Exit
Tell us the reason for your upcoming appointment.
Ankle
Foot
Hand
Hip
Knee
Back
Continue

Patient Pay Improvements

Current Value Per Visit: **$0.89**
Expanded Value Per Visit: **$1.29**

CHALLENGE

It costs healthcare organizations **$2.41** in administrative costs to collect from a patient.

SOLUTION

Guest Pay
(live in March 2018)

Self Service Payment Plans
(alpha by end of 2018, live in early 2019)



Select payment method
Your prefered method
Visa ending in 1111
Kimberly Baker
Expires: Apr 2019
Or pay with
Credit card
FSA/HSA account
Bank account
PayPal

Sources: https://www.ncbi.nlm.nih.gov/books/NBK349/. http://www.dasherinc.com/low-techhigh-touch-methods-close-care-gaps/. http://swervepayhealth.com/the-real-cost-of-collecting-patient-payments/

We’ve pushed workflow simplifications that materially reduce staff time on task

Claim Action Workflow – live

4 pages & **9 steps** → **1 page** & **4 steps**


Claim #607618
Primary Closed
Secondary Hold
Patient Closed
Actions
Adjust Balance
Transfer Balance
Appeal Denial
Update Codes
Add Kick Reason
Hold Summary: Post-Bill
Update Codes
Submit Claim
Cancel

~50% reduction
in time on task

Clinical Timeline with Patient Record Sharing - live


Search
Time
Type
Allergies
Problems
Meds
Vaccines
Vitals
Encounter Summary, Everlast Health
05-25-2017
Mary Jones, General Medicine
Consult 15
05-17-2017
Dyugh Test Test Acme Vision Corp, Optometry
OPEN
05-15-2017

“Saves me up to 30 mins / day”

Quickly scan patient history
Click into fewer documents

Open Up The Network

1 We are breaking down data silos and driving enhanced connectivity across health systems, while also doubling our hospital services footprint

Multiply Intelligence

2 We are increasing client market share using network insights

Free People To Do What Matters

3 We are doubling Value Per Visit by taking on significant additional work from clients’ plates

Network Services Strategy



Jonathan Porter
SVP, Network Services

Solving the healthcare cost problem requires us to support both sides of the healthcare payment transaction

2016 U.S. Healthcare Expenditures: **$3.3 trillion**



72 cents
on every dollar goes to **clinical care**

10 cents
on every dollar goes to **non-clinical care costs**

18 cents
on every dollar goes to **billing and insurance-related costs**

https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4283267/
https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData/downloads/highlights.pdf

Our strategy is to leverage current network capabilities to open new horizons


MARKET OPPORTUNITY
Horizon 1:
The Doctor in Practice
Horizon 2:
Hospitals & Ancillaries
Horizon 3:
Employers & Payers
TIME
ONE-TO-TWO YEARS
TWO-TO-FOUR YEARS
FOUR-TO-FIVE YEARS
PLATFORM FOUNDATION
Microservices • Scale • Performance

If we were going to start from scratch, here's what we would need to do:

Capabilities required to enter the third horizon: **payer/employer**

1 CLAIMS ADMINISTRATION

- Claim processing and adjudication
- Provider payment processing
- Coordination of Benefits
- Claim status
- Claims auditing
- Claims subrogation
- Payment recovery capabilities

2 EMPLOYER SERVICES

- Claims
- Pricing
- Utilization
- Enrollment
- Employee Portal
- Clinical program impact
- Provider profiling
- Network access
- Member satisfaction
- Stop-loss reporting
- Reporting & Analytics

3 PROVIDER SERVICES

- Provider Enrollment
- Provider Portal
- Provider Call Center
- Eligibility and Authorization:
  - Eligibility maintenance
  - Real-time eligibility verification for providers
  - Pre-admission review
  - Precertification of services
  - Appeals/Grievance function
  - Utilization review/management (UR/UM)
  - Clinical Concurrent review
  - Retrospective review

4 MEMBER SERVICES

- Wellness programs
- Member enrollment
- Member Education Materials
- Member Service/Call Center
- Member on-line self-service capabilities
- ID cards
- Summary plan descriptions/evidence of coverage documentation

5 3RD PARTY SERVICES

- Medical Management
- Utilization Management
- PBM
- Stop Loss Prevention & Reinsurance
- Health Savings Account (HSA) Administration
- Care management programs
- Care/Disease Management programs

6 NETWORK MANAGEMENT

- Leased PPO networks (lease)
- Reference-based pricing arrangements
- Network contracting and negotiation
- Network selection
- Network performance monitoring

However, over 20 years we have built capabilities that we can leverage

Capabilities required to enter the third horizon: **payer/employer**

1	2	3	4	5	6
CLAIMS ADMINISTRATION	**EMPLOYER SERVICES**	**PROVIDER SERVICES**	**MEMBER SERVICES**	**3RD PARTY SERVICES**	**NETWORK MANAGEMENT**

CURRENT ATHENAHEALTH CAPABILITIES


N/A

We have deep experience in administering claims on a national scale

Sets of capabilities required to enter the third horizon: **payer/employer**

1. **CLAIMS ADMINISTRATION**
2. EMPLOYER SERVICES
3. PROVIDER SERVICES
4. MEMBER SERVICES
5. 3RD PARTY SERVICES
6. NETWORK MANAGEMENT

Remittance (associated cost)

PROVIDER	$0.45
PAYER	$4.74
TOTAL	**$5.19**

Payment (associated cost)

PROVIDER	$0.48
PAYER	$2.20
TOTAL	**$2.68**

Remittance Rates



athenahealth
86.7%
Industry average
55%

https://www.caqh.org/sites/default/files/explorations/index/report/2016-caqh-index-report.pdf

Our Core Services investments align with key Horizon 3 functions

Sets of capabilities required to enter the third horizon: **payer/employer**

1 CLAIMS ADMINISTRATION

2 EMPLOYER SERVICES

3 **PROVIDER SERVICES**

4 MEMBER SERVICES

5 3RD PARTY SERVICES

6 NETWORK MANAGEMENT

Eligibility (associated cost)

PROVIDER	$4.29
PAYER	$3.60
TOTAL	**$7.89**

Prior Authorization (associated cost)

PROVIDER	$3.64
PAYER	$5.61
TOTAL	**$9.25**

Authorization Management

2017 client work



7 minutes per phone authorization



~70M authorizations manually performed per year

2018 athenahealth work

0.5 FTE

reduction in client work per provider

…and investments in our network will differentiate us

Sets of capabilities required to enter the third horizon: **payer/employer**

1 CLAIMS ADMINISTRATION

2 EMPLOYER SERVICES

3 PROVIDER SERVICES

4 MEMBER SERVICES

5 3RD PARTY SERVICES

6 **NETWORK MANAGEMENT**

111K providers

18% of all U.S. patients last year

106M total patient records

A coordinated provider network...

- ✓ Efficient
- ✓ Accessible
- ✓ Effective

…that engages the consumer network

- ✓ Transparent
- ✓ Convenient
- ✓ Valued

In 2018, we will strengthen our network effect by focusing on three areas:

1. Coordination
2. Access
3. Quality

In 2018, we will strengthen our network effect by focusing on three areas:

1 Coordination

2 Access

3 Quality

55% of patients report that **their medical history is missing or incomplete** when they visit their doctor

95% of physicians have experienced difficulty delivering medical **care because patients' records were not easily accessible**

2015 Epocrates / athenahealth survey

Epocrates and athenaWell provide easy access to our coordinated care network for any individual provider or patient

Epocrates

Intelligent, virtual medical assistant


"Hey Mira ... When was the last HbA1c for this patient?"
120 / 90

30% reduction in charting time

Powered by machine learning and natural language processing

Single pane of glass between inpatient and outpatient

Beta Q2-2018 | GA Q4-2018

athenaWell

Intelligent navigation of patient information


Greg Jones
Feed
Med List
Team
Care Team
Recent Messages
Dr. Giles, Pharmacy
HUB
Kimberly Smith
CARE MANAGEMENT
Diabetes Management
You have 7 tasks on your Care Plan.
GOALS
Blood Pressure
110/90
Exercise - Walk
3,254
Body Weight
225
Go to Care Plan
Messages

Pre-loaded care teams using our national patient and provider directories

Patient-centered care plan

Real-time communication tools to improve care coordination

Beta Q3-2018 | GA Q4-2018

In 2018, we will strengthen our network effect by focusing on three areas:

1 Coordination

2 Access

3 Quality



Most specialties see a

2 to 3 week

appointment wait time



…and yet, nearly

30 percent

of all appointments
go unused

2016 athenaNet data

Booking time to appointment time has a high impact on yield



Time to Appointment
Appointment Yield
<1 Week
Completed
90%
Cancelled / No Show
1 Week
Completed
85%
Cancelled / No Show
2 Weeks
Completed
70%
Cancelled / No Show
4 Weeks
Completed
63%
Cancelled / No Show
8 Weeks
Completed
58%
Cancelled / No Show

2016 athenaNet data

Our national calendar service will be a platform for matching supply and demand in healthcare

1%
increase in scheduling yield would generate
$300M in
client revenue



MAP
Practices
192
Calendar Patients Claims Financials Reports Quality Support
Calendar > Practice Calendar
Filter by:
SHOW/HIDE FILTERS
CLEAR ALL
List Day Week
Monday, December 11, 2017
Antonia Marith, MD
MAIN OFFICE
NORTH AUSTIN OFFICE
Jason Smith, MD
Harold Park, MD
Mary Watkins
APPOINTMENT DETAILS
Appointment Type
Sick Visit
Duration
15 minutes
Notes/Reason
Pt complaining of chest pain
Schedule Appointment
APPOINTMENT CONFIRMED
You're all set
An email confirmation will be sent to email@email.com
Aug 3
8:00 AM Fri
Cardiology Visit
Antonia Marith, MD
Instructions: Please arrive 15 minutes early and remember to bring all current medications with their bottles.
311 Arsenal St. Watertown, MA

Beta Q2-2018	GA Q4-2018

In 2018, we will strengthen our network effect by focusing on three areas:

1 Coordination

2 Access

3 Quality

4 to 8 hours

are spent per week per physician documenting measures for quality reporting

https://www.healthaffairs.org/doi/full/10.1377/hlthaff.2015.1258

Our untethered quality engine and clinical decision support tools will allow clients to define quality and apply network rules at the point of care

2014-2016

athenahealth had success with quality programs

- Providers avoided **$265M** in penalties and received **$182M** in incentive payments for MU & PQRS
- We posted payment for **over 400** other quality programs

2017+

Quality Management as a Service and Clinical Decision Support

MACRA
A new Medicare reimbursement system goes into effect in 2017
2017: TWO PATHWAYS FOR PAYMENTS
MERIT-BASED INCENTIVE PAYMENT SYSTEM
OR
ALTERNATIVE PAYMENT MODELS
What you do in 2017 will impact what you get paid in 2019.

NCQA Measuring quality. Improving health care.
Cleveland Clinic Center for Continuing Education
AHRQ Agency for Healthcare Research and Quality Advancing Excellence in Health Care
The NEW ENGLAND JOURNAL of MEDICINE
CMS

Stage 3 Program Requirements for Providers Attesting to their State's Medicaid EHR Incentive Program

Beta Q3-2018	GA Q4-2018

Our untethered quality engine and clinical decision support tools will allow clients to define quality and apply network rules at the point of care

2017+

Quality Management as a Service and Clinical Decision Support



MACRA
A new Medicare reimbursement system goes into effect in 2017
2017: TWO PATHWAYS FOR PAYMENTS
MERIT-BASED INCENTIVE PAYMENT SYSTEM
OR
ALTERNATIVE PAYMENT MODELS
What you do in 2017 will impact what you get paid in 2019.
NCQA
Measuring quality. Improving health care.
Cleveland Clinic
Center for Continuing Education
AHRQ
Agency for Healthcare Research and Quality
Advancing Excellence in Health Care
The NEW ENGLAND JOURNAL of MEDICINE
CMS

Stage 3 Program Requirements for Providers Attesting to their State's Medicaid EHR Incentive Program



Our own data insights
Epocratized clinical guidelines
Partners
Problems
Assessment & Plan
Clinical Suggestions
Discussion
Follow Up

Beta Q3-2018

GA Q4-2018

Once we have tackled our three main areas of…

- ✓ Coordination
- ✓ Access
- ✓ Quality

…we will have created the most coordinated and engaged provider and consumer networks in healthcare

Provider network
- ✓ Efficient
- ✓ Accessible
- ✓ Effective

Consumer network
- ✓ Transparent
- ✓ Convenient
- ✓ Valued

...positioning us for entry into Horizon 3

Sets of capabilities required to enter the third horizon: **payer/employer**

1. CLAIMS ADMINISTRATION
2. EMPLOYER SERVICES
3. PROVIDER SERVICES
4. MEMBER SERVICES
5. 3RD PARTY SERVICES
6. NETWORK MANAGEMENT


MARKET OPPORTUNITY
Horizon 3:
Employers & Payers
TIME
PLATFORM FOUNDATION
Microservices • Scale • Performance

Presentation Break

athenahealth

Fireside Chat



Stephen Kahane, M.D., M.S.

Strategic Solutions

athenahealth

Panelists



Tim O'Brien

Chief Marketing Officer



Paul Merrild

SVP Sales



Bret Connor

SVP Customer Success

Management Q&A

athenahealth

Closing Remarks



Jonathan Bush
Chief Executive Officer

We are unleashing our collective potential

1 Opening the network

2 Multiplying intelligence

3 Freeing people to do what matters





Please join us:
Lunch with Management

Thank You

Appendix

Additional points of interest for fiscal year 2018

It is best to assess our business on a year-over-year basis as there is typically an increase in expense levels during Q1 versus Q4

- FICA payroll tax reset, benefit rate changes, trade shows, etc.

The number of working days varies each quarter; impacting collections during each period:

Q1 17	Q2 17	Q3 17	Q4 17	Q1 18	Q2 18	Q3 18	Q4 18
62	64	63	61	62	64	63	62

Our estimated FY 2018 capital expenditures, excluding capitalized software, is approximately 4% of consolidated revenue

Our estimated FY 2018 stock-based compensation expense range, including amortization of capitalized stock-based compensation related to software development, is approximately $52 million to $63 million

Our estimated FY 2018 amortization of purchased intangible assets range is approximately $19 million to $20 million

Our estimated FY 2018 integration and transaction costs range is approximately $10 million to $13 million

Our estimated FY 2018 exit costs, including restructuring costs range is approximately $2 million to $6 million

Our expected FY 2018 weighted average basic share count is approximately 40.4 million

Our expected FY 2018 weighted average diluted share count is approximately 41.3 million

Please note that these statements as well as all facts and figures presented above reflect our beliefs as of February 15, 2018 only, and we undertake no obligation to update these forward-looking statements, except as required by law. In addition, forward-looking statements do not constitute guarantees of future performance. Lastly, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

Implementation cycle times for ambulatory, small hospital, and population health deals


Q1
Q2
Q3
Q4
Q1
Q2
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Ambulatory
Kickoff (6 months)
Ramp (6 months)
Hospital
Kickoff (12 months)
Ramp (6 months)
Population Health
Kickoff (7 months)
Ramp (4 months)
Company Average
Kickoff (6 months)
Ramp (6 months)

Note: The implementation timelines and ramp periods illustrated above are directional and may vary by sales segment and service

Key metric definitions

Providers

The number of providers, including physicians, that have rendered a service which generated a medical claim that was billed during the last 91 days on the athenaCollector platform. Examples of physicians include Medical Doctors and Doctors of Osteopathic Medicine. Examples of non-physician providers are Nurse Practitioners and Registered Nurses.

Discharge Bed Days

Discharge bed days is defined as the number of days a patient is hospitalized in an inpatient level of care during the quarter. The day of the admission, but not the day of discharge, is counted. If both admission and discharge occur on the same day, it is counted as one inpatient day.

Covered Lives

Covered lives on the network is defined as the quarterly average of the number of patients for which we have eligibility, claims, pharmacy or risk data in the Population Health platform, for a given client in a given month.

Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures

Non-GAAP reconciliation

GAAP Operating Income and Non-GAAP Operating Income

$Millions	Fiscal Year Ending December 31,		
	2017	**2016**	**2015**
Total revenue	$1,220.3	$1,082.9	$924.7
GAAP operating income (loss)	$70.6	$26.6	$(4.1)
GAAP operating margin (loss)	*5.8%*	*2.5%*	*(0.4)%*
Add: Stock-based compensation expense	54.3	66.5	64.1
Add: Amortization of capitalized stock-based compensation related to software development	2.8	5.0	4.4
Add: Amortization of purchased intangible assets	19.1	20.8	24.0
Add: Integration and transaction costs	9.5	2.4	1.0
Add: Exit costs, including restructuring costs	18.7	11.3	5.7
Less: Gain on investments, net	---	(0.3)	---
Non-GAAP Operating Income	**$175.0**	**$132.3**	**$95.1**
Non-GAAP Operating Margin	*14.3%*	*12.2%*	*10.3%*

Please note that the figures presented above may not sum exactly due to rounding.

2018 Guidance

Non-GAAP reconciliation for fiscal year 2018 expectations

GAAP Operating Income and Non-GAAP Operating Income

$Millions	Low	High
	Fiscal Year Ending December 31, 2018	
Total revenue	$1,310	$1,380
GAAP operating income	$108	$152
GAAP operating margin	*8.2%*	*11.0%*
Add: Stock-based compensation expense	61	50
Add: Amortization of capitalized stock-based compensation related to software development	2	2
Add: Amortization of purchased intangible assets	20	19
Add: Integration and transaction costs	13	10
Add: Exit costs, including restructuring costs	6	2
Non-GAAP Operating Income	**$210**	**$235**
Non-GAAP Operating Margin	*16.0%*	*17.0%*

Please note that the figures presented above may not sum exactly due to rounding.
See press release dated 2/14/18 for an explanation of presentation of Non-GAAP Financial Measures. Also, please note that all figures presented above reflect our beliefs as of February 15, 2018 only, and we undertake no obligation to update these forward-looking statements, except as required by law. In addition, forward-looking statements do not constitute guarantees of future performance. Lastly, our 2018 guidance is prior to the impact of any new accounting standards, including ASC 606, to allow for comparability against historical results.

athenahealth

2018 Investor Summit

February 15, 2018